UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 28, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

28 September 2012

Tresiba® (insulin degludec) approved in Japan

Novo Nordisk today announced that the Japanese Ministry of Health, Labour and Welfare has approved Tresiba® (insulin degludec) for the treatment of diabetes.

Tresiba® is a new generation of once-daily basal insulin, which has been discovered and developed by Novo Nordisk. In Japanese studies, the duration of action for Tresiba® has been tested up to 26 hours, whereas global studies have shown a duration of action lasting beyond 42 hours.

The global clinical programme supporting the new drug application for Tresiba® involved close to 10,000 people with type 1 or type 2 diabetes. In the ‘treat-to-target’ studies, where Tresiba® was compared to insulin glargine, Tresiba® successfully achieved equivalent reductions in HbA1c and was associated with significantly lower risk of nocturnal hypoglycaemia.

In Japan, Tresiba® will be available in FlexTouch®, Novo Nordisk’s latest prefilled insulin pen, which has an easy auto-injector mechanism and in Penfill® for Novo Nordisk’s durable insulin pens.

“We are excited about this first approval of Tresiba®, which will soon be available to patients in Japan”, said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. “Tresiba® can help patients achieve good glycaemic control with a lower risk of hypoglycaemia, especially during night time”.

Novo Nordisk expects to launch Tresiba® in Japan as soon as price negotiations have been completed.

Company Announcement No 59 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

About Tresiba®

Tresiba® is the intended global brand name for insulin degludec, the first once-daily basal insulin with an ultra-long duration of action, developed by Novo Nordisk. Tresiba® has a distinct slow absorption which provides a flat and stable action profile. Tresiba® has been studied in a large-scale clinical trial programme, BEGIN®, examining its impact on glucose control, hypoglycaemia and the possibility to flexibly adjust Tresiba® dosing time to suit patient needs.

Tresiba® was submitted for regulatory approval to the Japanese Ministry of Health, Labour and Welfare (MHLW) in December 2011 and to the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA) in September 2011. In addition, applications have been submitted for regulatory approval in a range of other countries.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 33,300 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Media:	Investors:
Mike Rulis	Kasper Roseeuw Poulsen
Tel: (+45) 3079 3573	Tel: (+45) 4442 4303
mike@novonordisk.com	krop@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement No 59 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 28, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer